

OFFERING MEMORANDUM

facilitated by



Emerald Coast Brewing Company LLC.

FORM C

OFFERING MEMORANDUM

Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations under 17 CFR §227.201.

(A) The Company

Name of Company	Emerald Coast Brewing Company LLC.
State of Organization	FL
Date of Formation	03/01/2021
Entity Type	Limited Liability Company
Street Address	617 Shady Oaks Ln, Lynn Haven FL, 32444
Website Address	https://www.emcoastbrewing.com/

(B) Directors and Officers of the Company

Key Person		Sarah Curl
Position with the Company	Title	Co-Owner
	First Year	2021
Other business experience (last three years)		The Right solutions Summit Medical One Staff Sarah Curl Is a traveling ICU Nurse who works on 13 to 8 week contracts, the above employers are the companies she has worked with over the last two years.

Key Person	Shannon Huddleston
Position with the Company Title First Year	 Owner 2021
Other business experience (last three years)	**BAE Systems** **Warrior Integration Program, May 2020 - Present** **SCA Engineering Technician IV** Lays out and assembles components and circuitry and builds prototype or production equipment according to schematics, technical manuals, verbal instructions and knowledge of electronic systems and components. Recommends changes in component layout or installation practices to simplify assembly and maintenance. Performed testing and inspection using magnifying devices, fixed and movable measuring instruments and electronic test equipment to ensure parts and assemblies meet production specifications and are defect free. **Honeywell/ KBRwyle** **MPS, March 2016 – May 2019** **Engineer Equipment Mechanic/ Operator/ Shop Lead** Maintain, repair, and operate all bulldozers, cranes, forklifts, container handlers, scrapers, graders, generators, 7tons, AAV's, LAV's, MIAI, M88, M9ACE, and ground support equipment. Maintain SAPPS and refrigeration units stocked with equipment and medical supplies. Designate daily duties to accomplish the daily mission laid out by the ships supervisor, technically inspect, repair, and monitor all equipment during operational downloads and backloads in support of military exercises Freedom Banner, Saber Strick, Cobra Gold, and MST Diego Garcia.

Name of Holder	% of Voting Power (Prior to Offering)
Sarah Curl	50%
Shannon Huddleston	50%

(D) The Company's Business and Business Plan

Our Mission

The Emerald Coast Brewing Co. will be a micro-brewery incorporated as a limited liability company. ECBC is a woman owned business operated by a passionate group of professionals whose collective love for community and craft beer was spark that brought about Emerald Coast Brewing Company LLC.

- We will feature a large range of craft brews while partnering with local food trucks to bring new and inviting dining options every night.
- We aim to promote community health through charitable events and business partnerships.
- Promote a community inclusive atmosphere for all who walk through our doors.

Business Model

Emerald Coast Brewing Co. will utilize the proven brewing techniques developed by our brew engineers to produce four legacy brews and two seasonal specialty brews in small 6 barrel batches. The latest brewing equipment and technology are utilized in combination with tried and true traditional brewing methods. This is to ensure consistently excellent taste, whether packaged in cans or draft kegs.

- The business will be classified as a microbrewery/ brewpub, we will sell 75% of our beer on the premises while packaging and selling 25% though outside distribution.
- The business will partner with local food trucks to offer an ever changing dining experience to customers. ECBC will also partner with local charities and animal shelters to promote adoptions though on sight interactions.

Our Story

Emerald Coast Brewing Co. started as a project when an unlikely team of two Marine veterans , two nurses, two engineers and two service dogs, who all shared a passion of quality craft brews (ok, so not so much the dogs but they do enjoy waste product treats) and genuine social atmospheres. As a team we wanted to create a community-centric environment in which we can share these passions with others in the Panama City community. Starting small, our group of unconventional and passionate home brewers is working to create quality brews with a goal of branching out for creative recipes for brews, meads and seltzers. We're striving to create a variety of deliciously crafted beverages that can bring people together.

The Team

Shannon , Owner

A 6 year Marine veteran with 10 years of managment and logistical experience, associates degree in buisness managment, and a bachelors in transportation and logistics management. Shannon is a goofy and easy going soul who has learned a very important fact in all her world travels and cross country adventures. "A good craft brew brings people together"!

Bryan , Brew Engineer

A 22 year retired Marine with 6 years brewing experience and recipe creation know how. With an expertise in Stouts and Lagers. Bryan is a laid back dive junkie who is passionate about helping veterans transition from active service. Brewery's are a great place for veterans to come together from all services and all era's. A place where they can pass knowledge and help guide generations of veterans towards a better future.

Bobby, Brew Engineer

A graduate in engineering from The Ohio State University, with 4 years brewing experience with an expertise in IPA's and Meads. Bobby is a hard working and creative person who doesn't let his disability stop him from pursuing his passions. With his shaggy service dog Charlie by his side Bobby has created a delicious array of craft brews to showcase at ECBC.

Chris, Brew Engineer

A graduate in engineering from The Ohio State University, with 4 years brewing experience with an expertise in Ales, Meads, and Seltzers. Chris loves to be on the water, he is an serious fisherman and boater. His passion for the life of fishing is only rivaled by his passion for brewing beer.

Sarah , Owner

Sarah has been an ICU nurse for 9 years. In March of 2020, Sarah found herself responding as a covid crisis ICU nurse in NYC. She followed the pandemic over the next year through Arizona, South Carolina, Michigan and California. In an effort to stay connected to loved ones while quarantining, Sarah engaged with family through video homebrew sessions. During this time Sarah's brothers aided her knowledge of home brewing skills and together they collaborated on recipes and ideas. Conceptualizing plans for Emerald Coast Brewing Co. gave Sarah purpose and an outlet for productivity in isolation downtime. Having conducted extensive amounts of research regarding functional designs and marketing strategies, her dream is to create an accessible, community driven brewery with friends and family.

Jack , ECBC Service Dog

Jack is a hard working service dog for Marine combat veteran and brew engineer Bryan. He enjoys good belly rubs, hiking through the woods, and watching his dad brew beer. Jack is an important part of our team and the inspiration behind the name of our soon to be finished stout beer.

Charlie , ECBC Service Dog

Charlie is a service pup in training for brew engineer Bobby who has nemaline myopathy. She works hard helping bobby with every day tasks that would be impossible to him without her assistance. Charlie is our official cheerleader who loves the beach and spending her free time swimming in the water. She is our inspiration behind the name of our first brew the Shaggy Blonde Ale.

For more information, please refer to the Page View included with this filing.

(E) Number of Employees

The Company currently has 1 employees. The Company may hire or discharge employees in the future to meet its objectives.

(F) Risks of Investing

A crowdfunding investment involves risk. **YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.** In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Please review the Educational Materials for risks that are common to many of the companies on the MainVest platform.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION UNDER FEDERAL LAW. THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC") HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION. THE SEC HAS NOT PASSED UPON THE MERITS OF THE SECURITIES OR THE TERMS OF THE OFFERING, AND HAS NOT PASSED UPON THE ACCURACY OR COMPLETENESS OF THE OFFERING DOCUMENTS OR LITERATURE.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

Please refer to Appendix A for additional risks to consider when investing in this offering.

(G) Target Offering Amount and Offering Deadline

Target Offering Amount	$75,000
Offering Deadline	July 23, 2021

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned. The Company may extend the Offering Deadline and shall treat such an extension as a material change to the original offer and provide Investors with notice and opportunity to reconfirm their investment in accordance with Section (K) of this Memorandum.

(H) Commitments that Exceed the Target Offering Amount

Will the Company accept commitments that exceed the Target Offering Amount?	Yes
What is the maximum you will accept in this Offering?	$107,000
If Yes, how will the Company deal with the oversubscriptions?	We will accept subscriptions on a first-come, first-served basis.

(I) How the Company Intends to Use the Money Raised in the Offering

The Company is reasonably sure it will use the money raised in the offering as follows:

Use	Amount (Minimum)	Amount (Maximum)
Operating Capital	$25,200	$45,580
Real Estate	$45,300	$55,000
Mainvest Compensation	$4,500	$6,420
TOTAL	$75,000	$107,000

The amounts listed estimates and are not intended to be exact description of the Company's expenditures. Exact allocation and use of funds may vary based upon legitimate business expenditures and economic factors.

(J) The Investment Process

To Invest

- Review this Form C and the Campaign Page
- If you decide to invest, enter an amount and press the Invest button
- Follow the instructions

TO CANCEL YOUR INVESTMENT

Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to the dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

Other Information on the Investment Process

- Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.
- MainVest will notify investors when and if the Target Offering Amount has been raised.
- If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.
- If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the investor will receive securities in exchange for his or her investment.

For additional information about the investment and cancellation process, see the Educational Materials.

(K) Material Changes

In the event the issuer undergoes a material change, the Investor will be notified of such change. The investor will have five (5) business days from the receipt of such notice to reconfirm their investment. IF AN INVESTOR DOES NOT RECONFIRM HIS OR HER INVESTMENT COMMITMENT WITHIN FIVE (5) DAYS OF THE NOTICE OF MATERIAL CHANGE BEING SENT, THE INVESTOR'S

INVESTMENT COMMITMENT WILL BE CANCELLED, THE COMMITTED FUNDS WILL BE RETURNED, AND THE INVESTOR WILL NOT BE ISSUED ANY OF THE SECURITIES REFERENCED IN THIS OFFERING.

Explanation

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

(L) Price of the Securities

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as "Notes." The Notes are being offered at their face amount. For example, you will pay $1,000 for a Note with a face amount of $1,000.

Overview

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as the "Notes." The Terms of the Notes are set forth in the Revenue Share Agreement accompanying this Form C in Appendix A. Copies of the Note and Revenue Sharing Agreement are attached to this Form C.

Summary of Terms

Revenue Percentage[1]	5.0 - 7.1%[2]
Payment Deadline	2027-01-01
Maximum Payment Multiple	1.4 X
Sharing Start Date	The first day after disbursement that the company has revenues greater than one ($1) dollar
First Payment Date	The last day of the calendar quarter ending not less than 90 days after the Sharing Start Date
Seniority	Subordinated
Securitization	Unsecured
Accrual Rate	1.07%

[1] as defined in the note agreement included in Appendix A

[2] The rate of revenue sharing is calculated on a linear scale with a minimum rate of 5.0% and a maximum rate of 7.1% and is rounded to the nearest 1/10th percent. The final rate is based on the amount raised and is calculated after the offering has successfully closed. As the amount raised in the offering increases, the rate of revenue sharing increases. For example, a hypothetical offering could result in the following revenue sharing percentages, depending on the amount raised:

Amount Raised	Revenue Sharing Percentage
$75,000	5.0%
$83,000	5.5%
$91,000	6.0%
$99,000	6.6%
$107,000	7.1%

Your Right to Payments under the Note

Your right to payments under the Note is set forth in the Note, together with a separate document called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C. Additionally, general terms are outlined below and in the Company's offering page.

Obligation to Contribute Capital

Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Right to Transfer

You should plan to hold the Notes until maturity. The Notes will be illiquid (meaning you might not be able to sell them) for at least four reasons:

- The Revenue Sharing Agreement prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly-traded stock.
- By law, for a period of one year you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

Security

The Notes are not secured by any assets of the Company or any assets of persons associated with the Company.

Modification of Terms of Notes

The terms of the Notes and the Revenue Sharing Agreement may be modified or amended with the consent of Investors holding 50% of the Notes, measured by the total amount outstanding under each Note.

Other Classes of Securities

Name of Security	Limited Liability Company Interests
Number of Shares Outstanding	N/A
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	N/A
How these securities differ from the revenue sharing notes being offered to investors	Limited Liability Company Interests are an equity interest, whereas Revenue Sharing Notes are a debt obligation of the Company.

Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (e.g., other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company

could issue promissory notes that are secured by specific property of the Company.

The People Who Control the Company

Each of these people owns 20% or more of the total voting power of the Company:

Name of Holder	% of Voting Power (Prior to Offering)
Sarah Curl	50%
Shannon Huddleston	50%

How the Exercise of Voting Rights Could Affect You

You will receive payments with respect to your Note only if the Company makes enough money to pay you, or, if the Company does not make enough money to pay you, if there is enough value in the collateral the Company pledged as security for the Notes.

The people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely you will be paid. If they make poor business decisions, it is less likely you will be paid. For example, if they hire too many people and/or try to expand too quickly, the business could be harmed. The people with voting rights could also decide to file for bankruptcy protection, making it more difficult for you to be paid.

How the Notes are Being Valued

The Notes are being valued at their face value. We don't anticipate that we'll ever need to place a value on the Notes in the future.

(N) The Funding Portal

The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. MainVest Inc.'s Central Index Key (CIK) number is 0001746059, their SEC File number is 007-00162, and their Central Registration Depository (CRD) number is 298384.

(O) Compensation of the Funding Portal

MainVest will be paid 6.0% of the final offering amount, upon the successful completion of the offering. MainVest does not receive compensation if the offering does not succeed. MainVest, Inc. owns no interest in the Company, directly or indirectly, and will not acquire an interest as part of the Offering, nor is there any arrangement for MainVest to acquire an interest.

(P) Indebtedness of the Company

The Company has no indebtedness outside of the debt the Company is expecting to raise through regulation crowdfunding on MainVest.

(Q) Other Offerings of Securities within the Last Three Years

The Company has not made any offerings with other third-party regulation crowdfunding

companies in the past three years.

(R) Transactions Between the Company and "Insiders"

The Company has not entered into any business transactions, including stock Purchases, salaries, property rentals, consulting arrangements, guaranties, or other agreements with any individual identified in Section 227.201 (r)(1)-(4) of Regulation Crowdfunding during the 12 months preceding this Offering.

(S) The Company's Financial Condition

Currently ECBC has a cash in had capitol of $50,000, and has promised investment capitol of $100,000 from an investor who is a family member. Currently ECBC has now Debt free and has currently only spent a total of $5,000 on initial start up fees and equipment costs.

(T) The Company's Financial Statements

Please see Appendix B for historical financial statements.

Pro Forma Income Statement

In order to illustrate its future earning potential, the Company has provided a summary of its - year financial forecast. The forecast has been developed by the Company using reasonable best efforts based on their understanding of the industry and market they wish to enter. Please refer to Section (F) of this Offering Memorandum for a list of the risks associated with an investment in the Company and utilizing any pro forma provided by the Company for making investment decisions.

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$547,500	$574,875	$615,116	$645,871	$665,246
Cost of Goods Sold	$164,250	$172,462	$184,534	$193,760	$199,572
Gross Profit	$383,250	$402,413	$430,582	$452,111	$465,674
EXPENSES					
Rent	$10,800	$9,225	$9,455	$9,691	$9,933
Utilities	$3,600	$3,780	$4,044	$4,246	$4,373
Insurance	$2,400	$2,460	$2,521	$2,584	$2,648
Repairs & Maintenance	$2,400	$2,520	$2,696	$2,830	$2,914
Legal & Professional Fees	$1,800	$1,845	$1,891	$1,938	$1,986
Operating Profit	$362,250	$382,583	$409,975	$430,822	$443,820

(U) Disqualification Events

Neither The Company nor any individual identified by Section 227.503(a) of Regulation Crowdfunding is the subject of a disqualifying event as defined by Section 227.503 of Regulation

Crowdfunding.

Explanation

A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about these rules in the Educational Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

(V) Updates on the Progress of the Offering

To track the investment commitments we've received in this Offering, click to see the Progress Bar.

(W) Annual Reports for the Company

The Company will file a report with the Securities and Exchange Commission annually and post the report on our website no later than 120 days after the end of each fiscal year. It's possible that at some point, the Company will not be required to file any more annual reports. We will notify you if that happens.

(X) Our Compliance with Reporting Obligations

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

(Y) Other Information Prospective Investors Should Know About

The Issuer may offer "Perks" as a means of showing appreciation to investors for supporting small community businesses. The offering of "Perks" by issuers is done purely on a voluntary basis and have no influence upon the terms of the Offering. As such, Investor "Perks" are not contractual conditions governed by "the Note" and are not enforceable under "the Note".

Additional Information Included in the Form C

	Most recent fiscal year-end (tax returns)	Prior fiscal year-end (tax returns)
Total Assets	$0	$0
Cash & Cash Equivalents	$0	$0
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$0	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$0	$0

Jurisdictions in which the Company intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V